             [FORM 10-SB/A as filed with the SEC on August 10, 2004]

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                           ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A
                                 Amendment No. 1

                         MARKETING WORLDWIDE CORPORATION
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Delaware                                            68-0566295
--------------------------------------------------------------------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)

         11224 Lemen Road, Suite A, Whitmore Lake, Michigan          48189
--------------------------------------------------------------------------------
         (Address of principal executive office)                   (Zip Code)

Issuer's telephone number: (734) 449-2461
                           -----------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                          $.001 par value common stock
--------------------------------------------------------------------------------
                                (Title of class)

INDEX

PART I

Item 1.  Description of Business                                               1

Item 2.  Management's Discussion and Analysis or Plan of Operation             7

Item 3.  Description of Property                                              15

Item 4.  Security Ownership of Certain Beneficial Owners and Management       16

Item 5.  Directors, Executive Officers, Promoters and Control Persons         17

Item 6.  Executive Compensation                                               18

Item 7.  Certain Relationships and Related Transactions                       18

Item 8.  Description of Securities                                            19

PART II

Item 1.  Market Price of and Dividends of the Registrant's Common Equity
         and Other Shareholder Matters                                        21

Item 2.  Legal Proceedings                                                    21

Item 3.  Changes in and Disagreements with Accountants                        21

Item 4.  Recent Sales of Unregistered Securities                              21

Item 5.  Indemnification of Directors and Officers                            22

PART F/S

PART III

Item 1.  Index to Exhibits

Item 2.  Description of Exhibits

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Marketing Worldwide Corporation ("MWW" or the "Company") is a small business issuer that operates in a niche of the global supply chain for new passenger automobiles in North America. Several years ago, MWW received the necessary quality certifications and approvals to become an accepted partner in global supply chain for Toyota automobiles. Recently, MWW became an accepted partner in the global supply chain for Lexus automobiles. MWW is pursuing the equivalent status in supply chain with eight other global automobile manufacturers. Accordingly, MWW is a certified and full service original equipment manufacturer ("OEM") supplier for the global automotive accessory aftermarket industry. MWW has established relationships with major foreign and domestic automobile manufacturers. MWW currently delivers the majority of its products and services to three large North American vehicle processing centers .

MWW develops and manufactures aftermarket original equipment ("OE") accessory products. The products are proprietary and copyrighted. The products are created with the design, development and manufacturing infrastructure managed and controlled by MWW and its Manufacturing Alliance. Members of the Manufacturing Alliance are certified by the International Standards Organization ("ISO") with the ISO 9000 certification. MWW owns the entire process. MWW controls the intellectual property rights from product concept and design to manufacturing, delivery and service/support of complete "Turn Key" programs via its "Direct-To-Port(TM)" Provider system. MWW provides access directly to the automobile manufacturers' U.S. entry ports and domestic vehicle processing centers. At present, the majority MWW's products and services are designed for new Toyota and Lexus automobiles. Typical MWW products and services include spoilers, exhaust systems, comprehensive training, and warranties.

MWW, a Delaware corporation, was incorporated on July 21, 2003. MWW did not have significant assets or operations until, effective October 1, 2003, MWW acquired 100% of the membership interests in Marketing Worldwide LLC; a Michigan limited liability company ("MWWLLC"), under a Purchase Agreement between MWW and the owners of MWWLLC. At closing, MWWLLC became a wholly owned subsidiary of MWW. MWWLLC traces its inception to 1998 when it was formed as a Florida limited partnership ("MWWLP"). On December 27, 2001, MWWLLC acquired MWWLP. The accompanying financial statements represent the consolidated operations of MWW and its subsidiary MWWLLC for the fiscal years ended September 30, 2003 and September 30, 2002 and the six months ended March 31, 2004 and March 31, 2003. For accounting purposes, the Purchase Agreement is treated as a reverse acquisition with the operations of MWWLLC presented as the surviving entity following a recapitalization.

PRINCIPAL PRODUCTS AND SERVICES

The majority of MWW's products and services are sold directly to the large independently owned vehicle processing centers located in North America and Toyota owned centers in Canada. These vehicle processing centers receive a continuous stream of new vehicles from the foreign and domestic automobile manufacturer. The vehicle processing centers in return enter into agreements with MWW so they can deliver a continuous stream of fully accessorized vehicles to retail showrooms across the entire US and Canada. MWW expects to increase its revenues by helping the processing centers by providing additional products and services. In addition to its products, MWW provides the training to install the accessories at the facility. Moreover, MWW develops new products to meet the changing tastes of consumers and accommodate the changing body and model styles/equipment supplied by the manufacturer. MWW's products and services allow the retail car buyer to purchase a fully accessorized automobile in the dealer showroom. Total vehicle costs are lower because the selection of various accessories (sold by MWW) can be made later in the production cycle. The principal products sold during the last two fiscal years include:

* Automotive Body Components such as:
* Rear Deck Spoilers
* Running Boards
* Front Grills
* Stainless Steel Exhaust Systems
* Side skirts or front ends
* Carbon Fiber Seat Heater Systems
* Lights and Fixtures

MWW currently delivers 16 programs, focused on Toyota and Lexus brands to the processing centers. These programs generate the majority of MWW's revenue. In future periods, management intends to provide its products and services to additional automobile brands and processing locations. Current programs consist of the following.

South                      Gulf States               Toyota
East Toyota                Toyota                    Canada, Inc.               Webasto
-------------------------------------------------------------------------------------------------
Avalon Spoiler             Avalon Spoiler            Avalon Spoiler             Seat heater
Sienna Spoiler                                       Sienna Spoiler
Rav4 Spoiler               Rav4 Spoiler              Rav4 Spoiler
4Runner Spoiler                                      4Runner Spoiler
Camry Spoiler              Camry Spoiler             Camry Spoiler
Corolla Spoiler            Corolla Spoiler           Corolla Spoiler
                                                     Echo Lip Spoiler
Matrix Tip                                           Rav4 Exhaust System
Tundra Exhaust System                                Tundra Exhaust System
Sequoia Exhaust System                               Sequoia Exhaust System
Tacoma Exhaust System                                Tacoma Exhaust System
Matrix Exhaust System                                Highlander Exhaust System
4Runner Exhaust System                               4Runner Exhaust System
                                                     Echo Exhaust Tip
                                                     Echo Exhaust System
                                                     Camry Exhaust System
                                                     Corolla Exhaust System
                                                     Echo HB Exhaust

THE MARKET

The automobile accessory market is highly fragmented and not dominated by a few large participants. Meanwhile, the market for automobile manufacturing is capital intensive and dominated by a limited number of global participants. Due to competitive pressures among vehicle manufacturers, most automobile manufacturers have created option packages that are referred to as "port installed" or "dealer installed" option packages. The option packages are installed at the port processing centers and not during the initial manufacturing process. The port processing centers are owned by the manufacturer or independent third party and focus on distributing automobiles into the retail dealership network. The processing centers do not have the capacity or desire to design and manufacture add-on components. Instead, the processing centers have trained employees who are equipped to install virtually any accessory, based on MWW training and installation instructions and templates on any vehicle before it goes into the retail dealer distribution network.

Accordingly, vehicle manufacturers rely on suppliers such as MWW to propose, design, manufacture and deliver, the products that are in demand by automobile buyers. The processing centers operate under quality control programs similar or equal to the manufacturer's on-line production facilities. Therefore, process stability, quality control issues and other related procedures are a crucial component of a successful relationship with the processing centers.

As a subsection of the automobile market, the market segment for the automotive accessory market is worth an estimated $178 Billion and is expected to grow to total sales of $185 Billion during 2004, according to estimates by the Automobile Manufacturers Association. This market trend is supported by the fact that most leading auto manufacturers have switched to maximizing profit opportunities by increasing incentives to potential buyers through vehicle pricing, focusing on model mix and adding OEM (Original Equipment Manufacturer) accessories to their base models, thus driving revenue to OEM accessory market. Both U.S. and foreign manufacturers are expected to shift their strategy in this manner, with the Japanese manufacturers leading this trend forward in 2004 and into 2005.

MWW's operations address this shift. MWW's operations involve the design, tooling, manufacturing/assembly, sale and delivery of accessories to the ports. MWW supplies accessory products directly to the automobile processing centers at their U.S. entry ports and in Canada, for installation as either Port Installed Options (PIO) or Dealer Installed Options (DIO) programs. MWW also provides a limited number of components for regular aftermarket usage. MWW provides services, primarily training programs for processing center employees concerning installation, logistics training, quality assurance, testing procedures and warranty work, to support specific MWW products, programs and other needs for its core clients at the processing centers.

NEW PROGRAMS IN 2004

MWW has commenced several new programs for its customers during fiscal 2004. Since body styles and production platforms for new vehicles remain constant for 3-5 years, MWW anticipates revenue in future periods from these products and services.

1. Echo HB Spoiler                 TCI
2. Echo HB Side Skirt              TCI
3. Matrix Spoiler                  GST
4. 4Runner                         GST
5. Scion XB Exhaust                SET
6. Scion XA Exhaust                SET
7. Scion XB                        Presented, tested and Ready
8. Tacoma Exhaust                  Scheduled for July/August

In addition to these MWW has at least six (6) other programs in various stages of development, some of which have been presented to customers others still in design phase.

MWW has also begun with the development and implementation of an easily accessible B2B internet logistics platform (www.marketingworldwide.us) that will support customer training, testing standardization and accuracy across the installation process. It will accommodate product and installation information requests as well as the convenient and secure exchange of mission critical data, such as purchase order placing and real time tracking online.

MAJOR CUSTOMERS

MWW's major customers in the U.S. are the large independently owned Toyota ports SouthEast Toyota (SET) and Gulf States Toyota (GST). In Canada, MWW's major customer is Toyota Canada (TCI). Other clients include Webasto Roof Systems, a domestic and international manufacturer of OE and after market roof systems and distributor of select automotive accessories, several large accessory dealer groups and miscellaneous selected accounts in Europe. MWW devotes significant attention to its major customers and is seeking to develop relationships with other customers so that it will not be economically dependent upon one or a few major customers.

RESEARCH & DEVELOPMENT

Each major program (i.e. a running board, rear deck spoiler or front grill), sold as a package or as a separate part, requires an average of approximately $100-200K in opportunity development, R&D and initial design and support investment. This amount includes design, development, tooling and initial inventory for at least one to two (1-2) months. Total research and development costs charge to income were $108,551 and $71,345 for the years ended September 30, 2003 and 2002, respectively.

The development phase of a new program starts between four to six (4-6) months before the model launch date of the car model for which they are being designed. This development phase consists of six major phases broken down into multiple sub steps:

* Opportunities / Needs / Issues Review

MWW reviews new vehicle models or their provided advance data as requested by the customer or suggested by MWW.

* Component Design / Model Review

MWW creates designs in response to the conducted review and creates a model based on these research results.

* Customer Acceptance

The customer reviews the model, pricing, delivery timing and the program is approved.

* Tooling

MWW designs and builds the production tool, assembly and processing fixtures.

* Production / Assembly Packaging

Production parts are verified to design, quality controlled, assembled and packaged to customer specifications.

* Delivery to Schedule

Product is delivered as scheduled; first installations are made with the assistance of MWW representative at the port location to assure a quality launch

New Programs

MWW utilizes two different approaches for launching a new program.

1. A customer will inquire with MWW, to learn if concepts or components for a new car model currently in production or in the planning stages by an automobile manufacturer have already been developed by MWW. Based on this initial interest and on a further provisional commitment by the customer, MWW will obtain all necessary model data from the manufacturer and commence with the design and manufacturing of the new program.

2. MWW independently will determine the feasibility and the revenue potential of a new program and present its concept to the potential customer. After determining the customer's interest and subsequent commitment, MWW will begin with the development of the new program

The program development process entails the following steps:

* Determine program revenue/profit potential
* Solicit volume estimate from customer
* Model data is obtained and design concepts are developed
* Set Launch date
* Proposal including pricing is submitted to the customer
* On customer approval a prototype is built
* Review date for customer component approval
* Program Award Letter issued by customer
* Manufacturing process begins

Technology

Portable Digitizing System

In order to produce its products and at the same time expedite the design and development, MWW tries to always use the latest in digital recognition and design technology. MWW uses best in class portable digitizing equipment to obtain surface and/or component data acceptable for computer aided design, either in the field or at the processing center's location. This allows the company to create highly accurate full-scale parts that can be used for development, presentations and sales and marketing, should the model CAD data not be available in advance.

Computer Aided Photography

Utilizing computer generated concept design; MWW has been able to shorten the time period from concept to presentation by as much as sixty percent (60%), compared to traditional design methods. This design technique allows for rapid response to specification changes and the generation of photo quality montages of the component seemingly mounted on an actual vehicle for optimum presentation effect.

CAD - Computer Aided Design

MWW uses CAD data as it is being made available by the automobile manufacturer or by MWW's marketing partner to generate surface data, fastening locations, verify dimensions and develop the actual component and required tooling.

Tooling

MWW uses aluminum or steel tools to produce its vehicle body components. These tools allow high reproduction volume while maintaining the quality of the component produced. This tool typically does not need replacement through the entire component production life cycle and requires little or no maintenance.

Blow Molding

A process to manufacture plastic parts from a mold, the Blow Molding Process allows for the production of lightweight, stable and uniformly dimensioned plastic components with a smooth and paintable surface, allowing the utilization of a range of different materials to meet the applied ISO quality standards.

Paint

MWW uses several a QS 9000 paint facility, which is certified for automotive refinishing paint applications and systems. Parts are painted using a multiple step process, baked and cured to assure the required OE quality finish.

Sourcing

All MWW contract suppliers and production facilities are ISO 9000, QS and OE approved. The facilities have been strategically selected to minimize transportation cost and logistics. Suppliers are required to participate in QA audits and submit the appropriate documentation for the components it processes for MWW.

Design Services

MWW employs special design and engineering services that are carefully selected and qualified full service providers to complement the in-house design staff. The selected entities are highly regarded throughout the industry with a twenty
(20) year record of accomplishment in the development of automotive accessories controls. MWW keeps the critical process from concept to model development and ultimately product launch in house to assure maximum control and quality of the end product.

SUPPLIERS

MWW has established relationships with a group of global suppliers that deliver quality materials for the production of add-on components to MWW. MWW depends upon two major suppliers for approximately 79% of its supplies. MWW devotes significant attention to these two relationships. MWW believes there are numerous sources for the raw materials used in its products.

AWA Aisin (Asian World Corporation)

AWA/Aisin is located in Japan with Toyota Corporation as a partial owner. AWA/Aisin is a Tier-1 supplier to Toyota and many other third party global auto manufactures. MWW acts as a marketing arm of AWA Aisin in North America, servicing the US port facilities. Based on this close relationship, Aisin provides MWW with access to components and material that are OEM quality and provided by a Toyota certified supplier. Many of MWW's programs that it sells in the US are MWW designed variations of these factory-supplied parts. Aisin also manufactures raw parts and finished goods to MWW specific design and manufacturing instructions.

BORLA Performance

Headquartered in California with locations in Europe, Borla is one of the top two suppliers for OEM grade specialized stainless steel performance exhaust systems and a longstanding supplier for MWW.

Modern Plastics

A Michigan based Blow Molder and an OEM-approved supplier for Honda and Ford Motor Company

TTE Toyota Team Europe

TTE is wholly owned by Toyota and produces accessory components for Toyota and Lexus vehicles world wide and also services the Toyota racing program. TTE is not only MWW's marketing partner for North America TTE is also considering entering into a distribution contract for MWW products for distribution in Europe. Based on the high quality and low manufacturing cost of MWW's products, the two companies are currently evaluating to depart on joint new product development for both, the European and the US market.

WET/NCC, MICRO HEAT

One of the leading OE manufacturers for carbon fiber seat heating systems and electronic windshield fluid system heaters.

COLORTEK / AKZO-NOBEL

This firm is a QS 9000 Class A automotive paint facility and supplier of paint technology systems and paints. It provides high quality paint jobs for MWW products.

Cars and Concepts / Nolden

German based company supplying WET/NCC seat heaters.

Hella, Inc.

One of the largest suppliers for light assemblies and other electronic parts in the world.

MAIN COMPETITORS

Competition is limited in MWW's market niche, defined as selling directly to the port processing center, and is occasionally represented by smaller divisions of larger companies.

Foam Molders
Specializes in Urethane and ABS plastic components. Foam Molders currently offers only a limited spoiler programs at the port processing facilities. Foam Molders is a private company and does not release financial information.

Fibernetics
Foam Molders is a private company and does not release financial information. Recently, Foam Molders offered very aggressive pricing to secure initial contracts to supply certain port processing facilities. It is too early to determine the competitive threat since Fibernetics was created by the restructuring of Steelhorse.

COMPETITIVE ADVANTAGES

MWW believes that its competitive edge lies in the strategic positioning of MWW as a true partner and Direct-To-Port Provider for its clients and not simply another supplier. It consequently focuses on the careful cultivation of these long-standing, often times semi-exclusive relationships, in contrast to simply selling products to anonymous customers. By making sure, those customers are and will remain satisfied clients; MWW is not only stabilizing and growing its client roster and assuring revenue growth, but also simultaneously building and maintaining strong barriers of entry for competitors. MWW's relationship with AWA Aisin allows it early access to design information on new vehicles and represents a competitive advantage.

CONCLUSION

MWW currently serves the independently owned port processing facilities in the U.S. and Canada for Toyota and Lexus automobiles as its major customers. These customers provide stable business and have increased order volume during recent years. In future periods, MWW intends to further increase order volume with these customers and develop new customers. Management expects the new customers will involve new global brands of vehicles or new customers purchasing products and services similar to those currently sold. These prospects include the port facilities in the U.S. owned directly by Toyota and Lexus and the facilities worldwide that process vehicles for Toyota and Lexus, and other global automobile manufacturers. The current design, manufacturing and selling structures are applicable without drastic modifications to those new customers.

To date, MWW's delivery of a product and training solution to large independent port processing centers such as South East Toyota (SET), Gulf States Toyota
(GST) and Toyota Canada (TCI) built strong credibility in the market, increased MWW's revenue, and delivered profits. Management performance of this nature often results in new business opportunities. For example, MWW was approached by Toyota Team Europe (TTE) who is considering entering into a bi-directional distribution agreement with MWW. Under the proposed agreement, MWW will exclusively distribute TTE products in North America and TTE will distribute MWW designed products in Europe. Discussions are continuing and there is no final written agreement.

ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties about us, our current and planned products, our current and proposed marketing and sales, and our projected results of operations. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, Risk Factors that May Affect Future Results and Market Price of Stock.

The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for the Company. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our Management.

General Overview

The Company generates revenue from the sale of automotive accessories and services throughout the United States and Canada. The Company makes most purchases from a limited number of suppliers and collects most of its revenues from a handful of customers. At present, the majority the Company's products and services are designed for new Toyota and Lexus automobiles. Typical products and services include spoilers, exhaust systems, comprehensive training, and warranties.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

     o   revenue recognition
     o   inventories
     o   allowance for doubtful accounts

Revenue Recognition

Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. The Company performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

Inventories

We value our inventories, which consist primarily of automotive body components, at the lower of cost or market. Cost is determined on the first-in, first-out method (FIFO) and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and trends in the Company's core business, current aging, current and anticipated wholesale discounts, and class or type of inventory is analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

Allowance for Uncollectible Accounts

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but are not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we may reverse a portion of such provisions in future periods based on our actual collection experience. As of September 30, 2003, we determined there was no reserve required against our account receivables. Comparison of the Year Ended September 30, 2003 to Year Ended September 30, 2002

Comparison of the Year Ended September 30, 2003 to the Year Ended September 30, 2002

Sales

Net sales increased $3,659,143, or 84.6% from $4,323,554 in 2002 to $7,982,697 in 2003. The increase in revenues were attributed to an approximate 58% increase sales to an existing customer, as well as and the development of new customer relationships in 2003 as compared to 2002.

Gross Profit

For the fiscal year ended September 30, 2003, the Company's gross profit margin was 29% compared to 25% for the fiscal year ended September 30, 2002.The improved margins are a result of improved utilization of inventory levels , as evidenced by the change in the Company's inventory turnover ratio from 3.84 in 2002 to 6.26 in 2003.

Selling, General and Administrative Expenses

The Company's selling, general and administrative expenses increased $1,034,523, or 112%, from $923,848 during the year ended September 30, 2002 to $1,958,371 during the year ended September 30, 2003. The Company incurred research and development costs of $108,551 during 2003 as compared to $71,345 in 2002, an increase of $37,206, or 52.1%. The level of research and development costs are dependent upon the Company's customers' design changes to their automotive models and changes in the application of materials utilized, such as fiber glass and resins.

The Company is operating in a highly technical industry and management anticipates research and development costs will remain a significant component of its ongoing operating expenditures.

The Company incurred compensation costs of approximately $1,248,00 during 2003 as compared to approximately $ 488,000 in 2002, an increase of $760,000, or 155%. The increase is related to the costs of the Company compensating its owners and key employees during 2003. As the Company continues to expand, the Company will incur additional costs for personnel. In order for the Company to attract and retain quality personnel, management anticipates it will continue to offer competitive salaries, issue common stock to consultants and employees, and grant Company stock options to current and future employees.

Financing Expenses

The Company incurred interest expense of $42,863 in 2003 as compared to $11,778 in 2002, an increase of $31,085, or 264%. The increase is a result of the Company increasing its debt to meet its working capital requirements in 2003. As a result of the Company's anticipated growth and resulting continued need for financing, it is anticipated interest costs will continue to increase in the future.

Other Income

Other income increased from $44,336 in 2002 to $51,327 in 2003, an increase of $6,991. Other income consists primarily of gains (losses) on foreign currency contracts and interest income. While not a recurring activity, the Company's management from time to time assesses its foreign currency risks in connection with its agreements to acquire inventory and materials from its vendors and enters into contracts to hedge such risks.

Liquidity and Capital Resources

As of September 30, 2003, we had working capital of $407,553 net of $215,533 due to the owners of the Company. As a result of our net income of $325,914, adjusted principally for a $291,421 increase in accounts receivable, we generated $17,083 in cash flow from operations during the year ended September 30, 2003. We used $168,114 of cash to acquire new property and equipment during the year. We met our cash requirements during the year by borrowing, through the issuance of debt, $237,294, net of repayments.

The Company currently has a $750,000 line of credit which is used to fund seasonal working capital requirements and other financing needs. This facility and the Company's other indebtedness contain certain restrictive covenants.

The Company expects capital expenditures to be $50,000 for fiscal 2004. These anticipated expenditures are for continued investments in property and equipment used in our business.

Management believes that available cash, the line of credit, and cash generated from operations will be adequate to fund the Company's capital requirements for the foreseeable future.

Comparison of the Six Months Ended March 31, 2004 to the Six Months Ended March 31, 2003

Sales

Net sales decreased $594,988, or 13.7% from $4,335,110 during the six months ended March 31, 2003 to $3,740,122 during the same period in 2004. The decrease is a result of a significant customer delaying the introduction of a previously planned automotive models during the six months ended March 31, 2004 to the later part of 2004.

Gross Profit

For the six months ended March 31, 2004, the Company's gross profit margin was 29.6% compared to 25.4% for the same period in 2003. The improved margins are a result of management more efficiently using its inventory.

Selling General and Administrative Expenses

The Company's selling, general and administrative expenses decreased $101,375, or 10.8%, to $831,034 during the six months ended March 31, 2004 from $932,409 during the same period in 2003. The Company incurred compensation costs of approximately $418,000 during 2004 as compared to approximately $ 565,000 in 2003, a decrease of $147,000. The decrease is related to the reduced incentive compensation paid th the owners and key employees of the Company during the first six months of 2004.

As the Company continues to expand, the Company will incur additional costs for personnel. In order for the Company to attract and retain quality personnel, management anticipates it will continue to offer competitive salaries, issue common stock to consultants and employees, and grant Company stock options to current and future employees.

Financing Expenses

The Company incurred interest expense of $19,425 during the six months ended March 31, 2004 as compared to $13,781 during the same period in in 2003, an increase of $5,644, or 40.9%. The increase is a result of the Company increasing its debt to meet its working capital requirements in 2004. As a result of the Company's anticipated growth and resulting continued need for financing, it is anticipated interest costs will continue to increase in the future.

Other Income

Other income decreased from $62,213 during the six months ended March 31, 2003 to $26,619 during the same period in 2004, a decrease of $35,594. Other income consists primarily of gains (losses) on foreign currency contracts and interest income. While not a recurring activity, the Company's management from time to time assesses its foreign currency risks in connection with its agreements to acquire inventory and materials from its vendors and enters into contracts to hedge such risks.

Liquidity and Capital Resources

As of March 31, 2004, we had working capital of $402,143 net of $42,604 due to the owners of the Company. As a result of our net income of $188,934, adjusted principally for a $145,589 increase in inventory and a $168,749 decrease in current liabilities, we generated a cash flow deficit of $59,890 from operations during the six months ended March 31, 2004. We received $34,680 from the sale of previously acquired equipment, and acquired $16,871 of new equipment during the period. We met our cash requirements during the six month period by borrowing, through the issuance of debt, $242,481 and selling an equity interest in the Company through the issuance of common stock totaling $ 10,200. We also repaid $272,929 of previously incurred debt to the Company's principal owners.

The Company currently has a $750,000 line of credit which is used to fund seasonal working capital requirements and other financing needs. This facility and the Company's other indebtedness contain certain restrictive covenants.

The Company expects capital expenditures to be $50,000 for fiscal 2004. These anticipated expenditures are for continued investments in property and equipment used in our business.

Management believes that available cash, the line of credit, and cash generated from operations will be adequate to fund the Company's capital requirements for the foreseeable future.

Recent Accounting Pronouncements

The Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company adopted SFAS No. 143 effective January 1, 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on Company's financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale- leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to the Company's financial position or results of operations as the Company has not engaged in either of these activities.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations as the Company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities . SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's results of operations or financial position.

Business Concentration

During the year ended September 30, 2003, the Company recognized approximately 95% of its revenues from sales of its products to three (3) customers. During the year ended September 30, 2002, the Company recognized approximately 89% of its revenues from sales of its products to two (2) customers. While the Company's management considers its relationships with the customers to be satisfactory, given the concentration of its sales to a few key customers, its continued relationships may be subject to the policies and practices of the customers. The Company management continues to concentrate its efforts on expanding its customer base in order to reduce its reliance on its current customers.

During the years ended September 30, 2003 and 2002, the Company purchased approximately 79% and 87%, respectively of its goods for resale from two (2) vendors and expects to continue to obtain a significant percentage of its products from these vendors in future periods. While the Company's management considers its relationships with the vendors to be satisfactory, given the concentration of its purchases from a few key vendors , its access to products needed in its ordinary course of business may be subject to the policies and practices of the key vendors.

Inflation

In the opinion of management, inflation has not had a material effect on the Company's financial condition or results of its operations

Off-Balance Sheet Arrangements

The Company does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our Common Stock.

Cautionary Factors That May Affect Future Results

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Potential fluctuations in quarterly operating results

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the demand for our products; seasonal trends in purchasing, the amount and timing of capital expenditures and other costs relating to the development of our products; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the consumer lighting industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future quarter.

Dependence Upon Management

Our future performance and success are dependant upon the efforts and abilities of our Management. To a very significant degree, we are dependent upon the continued services of Michael Winzkowski, our Chief Executive Officer and Chairman of the Board of Directors and James C. Marvin, our Chief Operating Officer and member of our Board of Directors. If we lost the services of either Mr. Winzkowski or Mr. Marvin, or other key employees before we could get qualified replacements, that loss could materially adversely affect our business. We do not maintain key man life insurance on any of our Management.

Lack of Independent Directors

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Limitation of Liability and Indemnification of Officers and Directors

Our officers and directors are required to exercise good faith and high integrity in our Management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our officers and directors.

Continued Control by Current Officers and Directors

The present officers and directors own approximately 86% of the outstanding shares of Common Stock, and therefore are in a position to elect all of our Directors and otherwise control the Company, including, without limitation, authorizing the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries. Shareholders have no cumulative voting rights. (See Security Ownership of Certain Beneficial Owners and Management)

Management of Potential Growth

We anticipate rapid growth, which will place a significant strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on us.

No Public Market For The Company's Securities

There has never been any "established trading market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for the Company's common stock does develop, the stock price may be volatile. No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market; and all of these persons have satisfied the "holding period" under Rule 144. There is currently no market for the Company's common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of the Company's common stock will be subject to wide fluctuations in response to several factors including; - The Company's ability to execute its business plan and significantly grow the business. - The Company's ability to generate brand recognition. - Increased competition from competitors who offer competing services. - The Company's financial condition and results of operations.

Limited Market Due To Penny Stock

The Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and
Exchange Act of 1934, as amended. Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all. Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: - Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; - Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; - "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; - Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and - The wholesale dumping of the same securities by promoters and broker- dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses. Furthermore, the "penny stock" designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

ITEM 3.  DESCRIPTION OF PROPERTY

MWW's main location is in Michigan with several support teams operating from home offices in different parts of the U.S. and Germany. The principal executive office is located at 11224 Lemen Rd, Suite A, Whitmore Lake, MI 48189. This location consists of approximately 12,000 square feet and is owned/leased under a month to month lease agreement for $ 8,400 per month. The property is in good condition and the occupancy costs are substantially similar to other business in the area. The main building (9100 sq feet) The building is a steel structure built in 2000 with brick office front, two truck docks, 6 inch concrete floors, and two service doors. The office section has four separate offices, two large common areas, and to restrooms.

The Second Warehouse located on 11236 Lemen Road, Whitmore Lake, MI 48189 is a leased facility with 3800 sq feet. The building is a steel structure, built in 1997 with brick office front, two service doors. The office section has two offices and a large common area.

The home offices for the support teams operating in different parts of the U.S. is paid for on a month to month basis by the employee or independent contractor as part of their compensation. agreement . In addition, the Florida office handles accounting and the development of the Caribbean and South American clients and their associated product potential.

Additional satellite offices are located in Palm Harbor, Florida and in field sales offices are located in Cincinnati and Dallas (US). MWW is currently pursuing plans to design and build a central custom building in Michigan with room to grow for its operations. The company will break ground for the new building in April 2004.

MWW has out grown its current facilities and has an agreement to lease a new facility under construction. Current Main Michigan facilities are separated (two buildings). The current facility has two truck docks and two ground access doors, office space and parking is limited due to layout and ceiling height is 15 feet. The new facility will be in a better location, (close to the express way, and main roads, local airport and larger city, Howell) It will have three truck wells, two ground doors, and a Technical development enclosure, higher 20 foot ceilings, addition office space and more parking area.

The new facility will be leased and is being built to suit MWW' s requirements including, enclosed technical development area, multiple covered truck dock, expanded parking and is designed and approved for future expansion. The facility will be leased as NNN for a term of five years, with annual adjustments and lease renewal options. The building is under construction and completion is expected by October 2004

The new planned facility to be leased From JCMD Properties LLC, is owned by James Marvin and Michael Winzkowski (Officers of MWW Corp.) lease rates will match currently existing lease rates in the area.

The current cost per SQ foot at the Lemen Road Facilities is $7.50 under the current lease and would be subject to a price increase if the lease was to be extended. Current building lease rates are running in a range of $6.00 - $8.00 NNN Office portion is $12.00 per SQ. and Warehouse is $6.00 per SQ. Rates vary between the two numbers for areas within a building set up for or designed for other uses.

MWW in 2003 had ten (10) full time and three (3) part time and currently has twelve (12) full time and two (2) part time employees. MWW considers full time to be 32 or more hours per week. This structure allows MWW to dynamically scale overhead, according to the scope of its design, tooling, assembly and manufacturing requirements during specific times. The company plans to add key employees to its personnel roster.

Other crucial support infrastructure (mechanical design, tooling, machinery and manufacturing capabilities) have been outsourced. Outsourcing such services and talent allows the dynamic and economical use of expensive resources on a requirement basis, keeping product development cost and overhead low and the necessary diversification level and the number of fully employed personnel within the company limited. Management believes this strategy allows the company to react more dynamically to changing market conditions and scale overhead efficiently, based on the existing product demand and other general economic conditions.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2004, by:

each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; each of our officers and directors; and all our officers and directors as a group.

Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------
      (1)                                        (2)                                  (3)                    (4)
      Title of Class            Name and Address of Beneficial Owner         Amount and Nature of        Percent of
                                                                               Beneficial Owner            Class**
  $.001 par value common     Michael Winzkowski                              4,564,800 shares (a)            43%
           stock             PO Box 2462,                                          (direct)
                             Palm Harbor, FL 34682-2462
                             Mgmt.
  $.001 par value common     James C. Marvin                                 4,564,800 shares (b)            43%
           stock             PO Box 2462,                                          (direct)
                             Palm Harbor, FL 34682-2462
                             Mgmt.
  $.001 par value common     Greg Green                                         470,400 shares               4%
           stock             PO Box 2462,                                          (direct)
                             Palm Harbor, FL 34682-2462
                             Key employee
  $.001 par value common     Wendover Investments Limited*                       4,000 shares                9%
           stock             5th Floor, Zephyr House,                              (direct)
  $.001 par value common     Mary Street,                                      1,000,000 options
           stock             Grand Cayman, Cayman Islands                          (direct)
  underlying stock option    BWI
  $.001 par value common     Rainer Poertner                                    735,809 shares               9%
           stock             730 Oxford Avenue                                     (direct)
  $.001 par value common     Marina del Rey, CA 90292                           200,000 options
           stock                                                                   (direct)
  underlying stock option
  $.001 par value common     All directors and officers as a group (3              9,600,000                 89%
           stock             individuals)

*Wendover Investments Limited owns 4,000 shares of common stock and a common stock purchase warrant to acquire up to 1,000,000 shares of common stock at purchase price of $.50 per share. Under Rule 13(d)(1) a person is deemed the beneficial owner if that person has the right to acquire the securities within 60 days pursuant to options, warrants, conversion privileges or other rights.

**Percentages are based upon the amount of outstanding securities at June 30, 2004, 10,739,809 shares, plus for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(a) Does not include 1,000 shares purchased by Ms.Johanna Winzkowski in May 2004. Michael Winzkowski disclaims any beneficial ownership of the shares referred to in the preceding sentence. (b) Does not include 10,000 shares purchased by Ms. Joanne Marvin or 770 shares purchased by Mr. Scott R. Marvin in May 2004. James C. Marvin disclaims any beneficial ownership of the shares referred to in the preceding sentence.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Michael Winzkowski, age 54, and James C. Marvin, age 49, are the directors of MWW. Both were appointed to MWW's board of directors in October 2003 in connection with the purchase of MWWLLC. In October 2003, both men were elected to serve until the next annual meeting of the stockholders. Mr. Winzkowski was appointed by the board of directors to serve as Chief Executive Officer, President and Secretary. Mr. Marvin was appointed by the board of directors to serve as Chief Operating Officer and Chief Financial Officer. The board made these appointments in October 2003. No member of the board is independent. MWW does not have a separately-designated audit committee. Mr. Winzkowski and Mr. Marvin have had written employment agreements with MWWLLC since March 23, 2003.

Mr.Winzkowski has been involved in the automotive accessory business for the past seventeen (17) years. His experience includes: General Manager Farmont Sunroofs Inc.; Director of the Global Aftermarket Operations, CEO of North America and Board Member of Inalfa-Skylyte Sunroofs. Mr. Winzkowski holds a degree in chemical Bio-Engineering and in addition studied Business, Marketing and Accounting Administration. He is an accomplished commercial pilot with close to 10,000 Hrs of flight experience, holding European and US Commercial, Air Transport Pilot and Instrument pilot certificates and a variety of Turboprop and Business Jet type ratings along with his single and multi engine ratings.

Mr. Marvin has been involved in the automotive accessory industry for the past twenty seven (27) years. Following fourteen (14) years with Cars & Concepts, Inc., a successful automotive accessory design and manufacturing company, Mr. Marvin left his position as Vice President and Controller in 1991, to co-establish Skylite Sunroofs, Inc. In 1994 he was involved in the merger of a European company and Skylite Sunroofs. In 1997 Inalfa Industries acquired the company and Mr. Marvin became the COO and a member of the board of directors of the North American aftermarket entity. Mr. Marvin attended Lake Superior and Cleary Universities majoring in Business and obtained degrees in Business Accounting and Business Administration.

The following individuals are expected to make significant a contribution to the business.

Gregory G. Green, Sales Manager. Age 49. Mr. Green has been employed in the automotive accessories business for the past twenty five (25) years. After thirteen 13 years with a successful U.S. OEM and aftermarket accessories manufacturer in the positions of Assembly Foreman, Production Supervisor and subsequently as Sales Manager, he took a position as Sales Manager for the newly formed Skylite-Sunroofs in 1991. In 2000, Mr. Green left Skylite Sunroofs, became the Director of Business Development for MWW, and own approximately 4% of MWW. Mr. Green finished his high school education while in the US army and attended Hondo College after his honorable discharge from the Armed Forces. In the years to follow, he attended numerous business seminars and college courses to enhance his marketing and sales skills.

Michael McGill, Technical Marketing Manager. Age 54. Mr. McGill has pioneered new products and manufacturing processes for the past twenty eight (28) years or both domestic and international OEM accessory companies. He has extensive experience in the automotive accessory molding and material selection process and has worked with GE Plastics, VW, GM, Navistar Truck and Xerox Fleetwood. Mr.McGill is acknowledged throughout the automotive industry for creating and commercializing high performance design business at GE Plastics, known as "Engineered Blow Molding" and the "Hollow Part Processing" technology development at Hoechst Celanese Corp.

Mr. McGill has degrees in Manufacturing Technology and Industrial Technology. He has received management awards from GE in 1981, 83, 84 and from Hoechst Celanese in 1990. His publications include "Blow Molding Steps up to Engineered Designs", "EBM Systems for Automotive" and several other publications in plastics engineering.

Charley Willis, Sales Account Manager. Age 44. Mr. Willis has fifteen (15) years experience in Sales, Marketing, and new program development of automotive accessories. Customers ranged from traditional aftermarket distribution companies to large OEM companies. The past four (4) years he has been involved in MWW product development, opportunity identification and project management and is MWW's account manager for GST, Houston's (Toyota Port) and Audi/VW port in Texas. Mr. Willis attended Texas Wesleyan College and received a degree in Mass Communications, Advertising, and Marketing.

Personnel Plan

The personnel plan calls for increasing total employees from 13 persons to 21 persons, within the next 12 months, an increase of 62%. Management anticipates that most new employees will be in functional areas that will support product development, sales and marketing, followed by service.

ITEM 6.  EXECUTIVE COMPENSATION

The Summary Compensation Table below identifies the compensation of Michael Winzkowski and James Marvin. Mr. Winzkowski and Mr. Marvin are the only MWW executives with total annual salary and bonus that exceeded $100,000 during the last two years.

----------------------------------------------------------------------------------------------------------------
                                           SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------
                                                                       Long Term Compensation
                                                             -------------------------------------
                                  Annual Compensation                   Awards           Payouts
                        -----------------------------------  ------------------------- -----------
      (a)         (b)       (c)         (d)        (e)         (f)             (g)            (h)         (i)
Name                                             Other       Restricted    Securities
and                                              Annual      Stock         Underlying         LTIP      All Other
Principal                                        Compen-                   Options/SARS
Position         Year     Salary($)   Bonus($)   sation($)   ($)           (#)                ($)       ($)
----------------------------------------------------------------------------------------------------------------
Michael          2003     120,000      117,000      0           0           0                 0         0
Winzkowski       2002     100,000       65,000      0           0           0                 0         0
  CEO            2001      45,000            0      0           0           0                 0         0
----------------------------------------------------------------------------------------------------------------
James            2003     120,000      117,000      0           0           0                 0         0
Marvin           2002     100,000       65,000      0           0           0                 0         0
  COO            2001      45,000            0      0           0           0                 0         0

MWW did not make any option or SAR grants in it's last fiscal year and has not adopted a long term incentive compensation plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 1, 2003, MWW acquired 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. Under the Purchase Agreement, the three selling members of MWWLLC were issued 9,600,000 shares of common stock. Immediately following the transaction, Michael Winzkowski and James C. Marvin became the officers and directors of MWW and the owners of 96% of the common shares of MWW. Mr. Winzkowski and Mr. Marvin serve as members of MWW's board of directors without compensation. However, Mr. Winzkowski and Mr. Marvin have written employment agreements with MWWLLC and received annual compensation of $120,000 and $100,000 for the year ended September 30, 2003 and 2002, respectively. Further, each received a bonus of $117,000 and $65,000 for the year ended September 30, 2003 and 2002, respectively.

MWWLLC has 6% interest bearing notes payable to Mr. Winzkowski and Mr. Marvin due September 30, 2004. At September 30, 2003 and 2002, respectively, MWW reported related party note payable balances of $215,533 and $265,533, respectively. These amounts were due and owing to Mr. Winzkowski and Mr. Marvin. For the years ended September 30, 2003 and 2002, no related party interest was charged to operation because the interest was waived. Subsequent to September 30, 2003, all related party notes were repaid by MWW and these transactions are reflected in the unaudited financial statements for the six months ended March 31, 2004 filed as part of this registration statement.

Richard O. Weed and Rainer Poertner are considered promoters by the securities regulators since they each received 200,000 shares of common stock in July 2003 when MWW was incorporated in Delaware. Mr. Weed served as the sole Director, President, Secretary and Treasurer of MWW from its inception on July 21, 2003 until the effective date of the acquisition of MWWLLC on October 1, 2003. Collectively, Mr. Weed and Mr. Poertner contributed $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. Mr. Weed acquired the shares of F10 Oil & Gas Properties, Inc. in May 2003 directly from the issuer to resolve certain claims related to the registration of shares underlying a stock option held by Mr. Weed since July 2001. MWW recorded a value of $1 for the 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. contributed as capital in July 2003. Mr. Weed was granted a Stock Option to purchase 250,000 shares of MWW common stock at $1.00 per share that expires December 31, 2008 as an incentive to represent MWW as legal counsel. Mr. Weed is a partner in Weed & Co. LLP and has provided legal services to MWW under a Fee Agreement since August 15, 2003. Weed & Co. LLP has been paid $7,875 for its services and expects to receive an additional $22,125 following the filing of this registration statement. Mr. Poertner has provided consulting services to MWW and MWWLLC since April 2003. Under the Consulting Agreement dated August 15, 2003, Mr. Poertner receives $4,000 per month plus expenses. Further, the Consulting Agreement grants Mr. Poertner certain additional compensation if he meets certain milestones. Copies of these agreements are included as exhibits to this registration statement.

ITEM 8.  DESCRIPTION OF SECURITIES

General

MWW has the authority to issue One Hundred Ten Million (110,000,000) shares of stock under its Certificate of Incorporation of which stock One Hundred Million (100,000,000) shares of the par value of $.001 each shall be common stock and of which Ten Million (10,000,000) shares of the par value of $.001 each shall be preferred stock. Further, the board of directors of MWW, by resolution only and without further action or approval by the stockholders, may cause the corporation to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

Common stock

The common stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The board of directors is elected annually to serve until their successors are elected and qualify. The bylaws authorize a five member board of directors which will generally serve for a term of one year. At present, there are two directors and three vacancies on the board. Vacancies on the board can be filled by a majority of the directors then in office and shall serve until the next annual election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the common shares voted for the election of directors can elect all of the directors.

The common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred stock

The certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the board of directors. No shares of preferred stock are issued and outstanding. However, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock can be utilized as a method of discouraging, delaying or preventing a change in control. No preferred shares have been issued as of the date of this registration statement, but management cannot assure the common stockholders that the board of directors will not do so in the future.

Warrants

MWW sold a Common Stock Purchase Warrant that allows the holder, Wendover Investments Limited, to purchase up to 1,000,000 shares of MWW's $.001 par value common stock at a price of $.50 per share any time before December 31, 2008. The exercise price and number of shares of common stock to be issued on exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrant is not subject to dilution based upon any reverse split of the common stock. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price. The warrant holder does not have the rights or privileges of a common stockholder or any voting rights until the warrants are exercised. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Stock Option

MWW issued a Stock Option to Richard O. Weed as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase up to 250,000 shares of MWW's $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common "cashless exercise" terms.

Dividends

MWW has not paid any dividends on its common stock to date and does not intend to pay dividends in the future. The payment of dividends in the future will be contingent upon the revenue and earning, if any, capital requirements and the company's general financial. The payment of any dividends is within the discretion of the board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations. Accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent

The transfer agent for the common stock and preferred stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. Telephone 212-845-3200.

Shares Eligible for Future Sale

All of the outstanding shares of common stock are restricted securities under Rule 144, in that the shares were issued in private transactions not involving a public offering. None of these shares will be eligible for sale under Rule 144 before July 31, 2004.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

1% of the number of shares of common stock then outstanding (which would equal 100,040 shares since there are currently 10,004,000 shares of common stock issued and outstanding); and the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SEC Position on Rule 144 Sales

The Securities and Exchange Commission has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination, would act as an "underwriter" under the Securities Act when reselling the securities of a blank check company. Accordingly, the Securities and Exchange Commission believes that those securities can be resold only through a registered offering and that Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

Registration Rights

MWW has agreed to file a registration statement covering the resale of the shares of common stock underlying the Common Stock Purchase Warrant and Stock Option. MWW will bear the expenses incurred in connection with the filing of any such registration statement.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

This registration statement relates to shares of MWW's $.001 par value common stock. There is no established public trading market for the common stock of MWW.

At June 30, 2004, there were 10,739,809 shares of common stock issued and outstanding. There are 1,450,000 shares of common stock that are subject to outstanding options and warrants to purchase common stock. No shares can be sold pursuant to Rule 144 under the Securities Act. MWW has agreed to file a registration statement covering the resale of 1,597,995 shares of common stock and 1,450,000 shares of common stock underlying outstanding stock options and warrants to purchase common stock. MWW will bear the expenses incurred in connection with the filing of any such registration statement.

As of June 30, 2004, MWW had 33 common stockholders of record. No shares of preferred stock have been issued.

ITEM 2.  LEGAL PROCEEDINGS

MWW is not involved in any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

MWW engaged the accounting firm of Russell Bedford Stefanou & Mirchandani LLP to audit its balance sheet as of September 30, 2003 and 2002, and the related statements of stockholder's equity, income and cash flows for the years then ended. There have been no changes in or disagreements with accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On July 31, 2003, MWW offered and sold 400,000 shares of its $.001 par value common stock to two natural persons in exchange for $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. with a recorded value of $1.00. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the stock certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

On August 15, 2003, MWW issued a Stock Option to one natural person as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase 250,000 shares of $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common cashless exercise terms. There was no general solicitation, no advertisement and the optionee was an officer and director of MWW at the time. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering and Rule 701 of the Securities Act Rules.

On October 1, 2003, MWW offered and sold 9,600,000 shares of its $.001 par value common stock to three persons to acquire to 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the stock certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon
Section 4(2) for transactions by the issuer not involving any public offering.

On October 31, 2003, MWW offered and sold 4,000 shares of its $.001 par value common stock and a Common Stock Purchase Warrant to acquire up to 1,000,000 shares of its $.001 par value common stock to Wendover Investments Limited, a company organized under the laws of the Cayman Islands in exchange for $6,000. The Warrant allows the holder to exercise any time before December 31, 2008. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

In April 2004, MWW entered a written agreement to issue 200,000 shares of its common stock to one person as payment for services rendered and to be rendered related to investor relations, public relations, and media relations on behalf of MWW. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

During May and June 2004, MWW offered and sold 512,186 shares of its common stock to 26 persons, all of who had a pre-existing relationship with the current officers and directors of MWW, at a price of $.65 per share. The gross offering proceeds of $ $336,921. There was no general solicitation; no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. The investors reside in Germany, Michigan, Florida and Massachusetts.

In June 2004, MWW issued 535,809 shares of its common stock and an option to purchase 200,000 shares of its common stock to one person in exchange for services rendered. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

MWW's certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. Further, MWW's bylaws provide that the corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

"Section 145. Indemnification of officers, directors, employees and agents; insurance. (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            MARKETING WORLDWIDE CORPORATION

                              Financial Statements

                           September 30, 2003 and 2002

                             MARKETING WORLDWIDE LLC

                              Financial Statements

                           September 30, 2003 and 2002

                             MARKETING WORLDWIDE LLC
                              Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

CONTENTS                                                                PAGE NO.

Report of Independent Certified Public Accountants                        F-3

Balance Sheet at September 30, 2003 and 2002                              F-4

Statement of Member's capital for the Years
Ended September 30, 2003 and 2002                                         F-5

Statement of Income for the Years
Ended September 30, 2003 and 2002                                         F-6

Statement of Cash Flows for the Years
Ended September 2003 and 2002                                             F-7

Notes to Financial Statements                                         F-8 ~ F-18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE MEMBERS' OF
MARKETING WORLDWIDE LLC.

We have audited the accompanying balance sheets of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002, and the related statements of members' capital, income and cash flows for the two years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the balance sheets referred to above present fairly, in all material respects, the financial position of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002 and the results of operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

                                    /S/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
                                    --------------------------------------------
NEW YORK, NEW YORK                      RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
OCTOBER 22, 2003                        CERTIFIED PUBLIC ACCOUNTANTS

                              MARKETING WORLDWIDE LLC
                                   Balance Sheet
                           At September 30, 2003 and 2002
------------------------------------------------------------------------------------

                                                             2003           2002
                                                          -----------    -----------

ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                            $  224,817     $  138,554
     Accounts receivable, less allowance for
         doubtful accounts of $0 and $0, respectively        683,594        392,173
     Inventories                                             910,135        843,090
     Other current assets                                     13,639             --
                                                          -----------    -----------
         TOTAL CURRENT ASSETS                              1,832,185      1,373,817

PROPERTY AND EQUIPMENT (NET OF
     ACCUMULATED DEPRECIATION)                               226,513         95,427

OTHER ASSETS                                                   8,688          6,288
                                                          -----------    -----------

         TOTAL                                            $2,067,386     $1,475,532
         -----                                            ===========    ===========

         LIABILITIES AND MEMBERS' CAPITAL
         --------------------------------

CURRENT LIABILITIES:
     Notes payable and capital leases                     $  309,508     $   12,706
     Accounts payable                                        470,954        723,891
     Note payable - related parties                          215,533        265,533
     Other current liabilities                               428,637        147,054
                                                          -----------    -----------
         TOTAL CURRENT LIABILITIES                         1,424,632      1,149,184
                                                          -----------    -----------

LONG - TERM LIABILITIES:
     Notes payable and capital leases                        140,184        149,692

MEMBERS' CAPITAL                                             502,570        176,656
                                                          -----------    -----------

         TOTAL                                            $2,067,386     $1,475,532
         -----                                            ===========    ===========

                   SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                        F-4

                               MARKETING WORLDWIDE LLC
                            Statement of Members' Capital
                   For the Years Ended September 30, 2003 and 2002
-------------------------------------------------------------------------------------

                                               Partners'       Members'
         2002                                   CAPITAL        CAPITAL       TOTAL
         ----                                 ----------     ----------    ----------
Balance at October 1, 2001                    $ (13,324)     $      --     $ (13,324)

Net income from October 10, 2001
     to December 27, 2001                        75,882             --        75,882

Partnership interest acquired in exchange
     of membership interest                     (62,558)        62,558            --

Net income from December 28, 2001 to
     September 30, 2002                              --        114,098       114,098
                                              ----------     ----------    ----------
Balance at September 30, 2002                 $      --      $ 176,656     $ 176,656
-----------------------------                 ==========     ==========    ==========

         2003
         ----

BALANCE AT OCTOBER  1, 2002                   $      --      $ 176,656     $ 176,656

NET INCOME                                           --        325,914       325,914
                                              ----------     ----------    ----------
BALANCE AT SEPTEMBER 30, 2003                 $      --      $ 502,570     $ 502,570
-----------------------------                 ==========     ==========    ==========

                    SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                         F-5

                             MARKETING WORLDWIDE LLC
                               Statement of Income
                 For the Years Ended September 30, 2003 and 2002
-------------------------------------------------------------------------------

                                                 2003           2002
                                             -----------    -----------

NET SALES                                    $7,982,697     $4,323,554

Cost of sales                                 5,698,876      3,238,224
                                             -----------    -----------
GROSS PROFIT                                  2,283,821      1,085,330
                                             -----------    -----------

OPERATING EXPENSES:
     Selling expenses                           315,251        210,482
     General and administrative expenses      1,643,120        713,366
     Financial expenses                          42,863         11,778
                                             -----------    -----------
         TOTAL OPERATING EXPENSES             2,001,234        935,626
                                             -----------    -----------

INCOME FROM OPERATIONS                          282,587        149,704

Other income                                     51,327         44,366
                                             -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES        333,914        194,070

Provision for income taxes                        8,000          4,090
                                             -----------    -----------

NET INCOME                                   $  325,914     $  189,980
----------                                   ===========    ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               MARKETING WORLDWIDE LLC
                               Statement of Cash Flows
                   For the Years Ended September 30, 2003 and 2002
------------------------------------------------------------------------------------

                                                             2003           2002
                                                          ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
         NET INCOME                                       $ 325,914      $ 189,980
                                                          ----------     ----------
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                            37,028         18,167

CHANGES IN OPERATING ASSETS AND LIABILITIES:
     (Increase) decrease in accounts receivable            (291,421)         5,922
     Increase in inventories                                (67,045)      (289,172)
     (Increase) decrease in other current assets            (13,639)         1,148
     Increase in other assets                                (2,400)          (600)
     (Decrease) increase in accounts payable               (252,937)       152,303
     Increase (decrease) in other current liabilities       281,583           (929)
                                                          ----------     ----------
         TOTAL ADJUSTMENTS                                 (308,831)      (113,161)
                                                          ----------     ----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES           17,083         76,819
                                                          ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of property and equipments                (168,114)       (95,633)
                                                          ----------     ----------
         NET CASH USED IN INVESTING ACTIVITIES             (168,114)       (95,633)
                                                          ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable and capital leases         287,294        162,398
     Repayment of note payable - related parties            (50,000)      (104,487)
                                                          ----------     ----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES          237,294         57,911
                                                          ----------     ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                    86,263         39,097
Cash and cash equivalents at beginning of the year          138,554         99,457
                                                          ----------     ----------
         CASH AND CASH EQUIVALENTS AT END OF THE YEAR     $ 224,817      $ 138,554
         --------------------------------------------     ==========     ==========

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:
     Cash paid during the year for interest               $  39,974      $  10,395
                                                          ==========     ==========
     Cash paid during the year for income taxes           $   6,090      $      --
                                                          ==========     ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                         F-7

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         MARKETING WORLDWIDE LLC (the "Company") is a Michigan Limited Liability Company formed on December 27, 2001. The liabilities of the Company's members are limited. The summary of significant policies of MARKETING WORLDWIDE LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United Stated of America and have been consistently applied in the preparation of the financial statements.

         (A)      ACQUISITION

                  On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited, a Florida limited partnership. The results of operation of Marketing Worldwide Limited have been included in the financial statements since October 1, 2001. Marketing Worldwide Limited was the importer and distributor of auto parts and accessories throughout the United States of America and Canada. As a result of the acquisition, the Company is expected to be well positioned as auto parts and accessories distributor in those markets.

         (B)      BUSINESS ACTIVITY

                  The Company's primary business is the import and wholesale distribution of auto parts and accessories throughout the United States of America and Canada.

         (C)      REVENUE RECOGNITION

                  Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. The Company performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

         (D)      CASH AND CASH EQUIVALENTS

                  For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         (E)      CONCENTRATION OF CREDIT RISK

                  Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of applicable government mandated insurance limit.

         (F)      ACCOUNTING FOR BAD DEBTS AND ALLOWANCES

                  Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. The management evaluates past due or delinquency of accounts receivable based on the open invoices aged on due date basis. There was no allowance for doubtful accounts at September 30, 2003 and 2002.

         (G)      INVENTORY VALUATION

                  Inventories are recorded at the lower of cost (average cost method) or market value.

         (H)      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

         (I)      IMPAIRMENT OF LONG LIVED ASSETS

                  The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

         (J)      ADVERTISING

                  The Company follows the policy of charging the cost of advertising to expenses incurred. For the years ended September 30, 2003 and 2002, advertising costs were not material to the statement of income.

         (K)      RESEARCH AND DEVELOPMENT COSTS

                  The Company accounts for research and development cost in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No 2 (SFAS 2"), "Accounting for Research and Development Costs". Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Total research and development costs charged to income were $108,551 and $71,345 for the years ended September 30, 2003 and 2002, respectively.

         (L)      INCOME TAXES

                  The Company has elected to be treated as a partnership for federal income tax purposes. A partnership is a not a tax paying entity for federal income tax purposes. Accordingly, no federal income tax expense has been recorded in the financial statements. All income or losses will be reported on the individual members' income tax returns. The Company is however liable for state income taxes.

                  Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting FOR INCOME TAXES". Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. The Company's temporary differences were deemed to be immaterial.

         (M)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Actual results could differ from those estimates.

         (N)      COMPREHENSIVE INCOME

                  Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

                  Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has no items of comprehensive income to report.

         (O)      NEW ACCOUNTING PRONOUNCEMENTS

                  Effective January 1, 2002, the Company adopted SFAS No.142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with definitive lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write downs to be included in results from operations may be necessary. SFAS No.142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test is recorded as a cumulative effect of a change in accounting principle. The adoption of SFAS 142 had no material impact on the Company's financial statements.

                  SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective January 1, 2003.

                  SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on Company's financial statements.

                  In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that a similar to sale- leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                  In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." his Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                  In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived

                  Assets, to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to the Company's financial position or results of operations as the Company has not engaged in either of these activities.

                  In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.

                  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations as the Company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

                  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                  In April 2003, the FASB issued Statement No.149, " Amendment of Statement of 133 on Derivative Instruments and Hedging Activities ", which amends Statement 133, Accounting for Derivative Instruments and Hedging Activities. The statement clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivative) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

                  In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires that an issuer classify certain financial statements as a liability because that financial instrument embodies an obligation of the issuer. The remaining provisions of FAS 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of this statement did not have a material impact on the Company's financial position.

         (P)      RECLASSIFICATIONS

                  Certain September 30, 2002 amounts have been reclassified to conform to the September 30, 2003 presentations.

NOTE 2   ACQUISITION

         On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited.

         The aggregate purchase price was $62,558, representing membership interest in the Company. The value of membership interest issued was determined based on the fair market value of assets acquired and liabilities assumed which did not differ materially from the historical cost.

         The following table summarized the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

         Current assets                    $1,213,723
         Property, plant & equipment           13,829
         Other assets                           5,688
                                           -----------
             TOTAL ASSETS ACQUIRED          1,233,240
                                           -----------

         Current Liabilities                1,055,682
         Long term debt                       115,000
                                           -----------
             TOTAL LIABILITIES ASSUMED      1,170,682
                                           -----------

             NET ASSETS ACQUIRED           $   62,558
             -------------------           ===========

         The following are the results of operations for the period from October 1, 2001 to December 27, 2001, (date of acquisition) included in the statement of income presented hereof:

         Net sales                                $979,470
         Cost of sales and operating expenses      899,782
         Depreciation                                3,806
                                                  ---------

         NET INCOME                               $ 75,882
                                                  =========

NOTE 3   PROPERTY AND EQUIPMENT

         At September 30, property and equipment consists of the following:

                                               2003        2002
                                            ---------    ---------
         Tools                              $166,134     $ 35,923
         Office equipments                    54,243       21,664
         Automobiles                          44,968       44,968
         Furniture and fixtures               12,557        7,233
                                            ---------    ---------
                                             277,902      109,788

         Less: accumulated depreciation       51,389       14,361
                                            ---------    ---------

         TOTAL                              $226,513     $ 95,427
         -----                              =========    =========

NOTE 4   OTHER CURRENT LIABILITIES

         As of September 30, 2003 and 2002 other current liabilities consists of the following:

                                                    2003         2002
                                                  ---------    ---------
         Salaries and bonus payables              $386,806     $133,681

         Accrued expenses                           31,542           --

         Corporate state income taxes payable        6,000        4,090

         Credit cards payable                        4,289        9,283
                                                  ---------    ---------

         Totals                                   $428,637     $147,054
                                                  =========    =========

         Salaries and bonus payables are related to the payroll, bonuses and payroll taxes accruals for the year ends.

NOTE 5   RELATED PARTY TRANSACTIONS

         The Company has following transactions with the members of the Company:

         (A) The Company has 6% interest bearing provisionary note payable to two members of the Company, which are due on September 30, 2004. At September 30, 2003 and 2002, the related party note payable outstanding balance was $ 215,533 and $265,533, respectively. For the years ended September 30, 2003 and 2002, no related party interest has been charged to operations as the same has been waived.

NOTE 6   NOTES PAYABLE AND CAPITAL LEASES

                                                                                 2003               2002
                                                                              -----------        ----------

         (A)      The Company has a credit facility with a bank with a maximum borrowing limit of $500,000 expiring on April 30, 2004.
                  Interest on advances is charged at bank prime rate plus 1
                  percent. Borrowings under the agreement are collateralized by substantially all the Company's assets and personal guarantees of the two members.
                                                                                 $ 300,000        $      -

         (B)      The Company has 11.50% interest bearing note payable to an overseas Company maturing on January 1, 2005.
                                                                                 $ 130,000        $130,000

         (C) The Company has the leases of two automobiles under capital leases expiring in April 2004 and February 2007. The assets and liabilities under capital leases are recorded at the lower of the present nature of the minimum lease payment of the fair value of the assets. The assets are depreciated once the lower of their related lease terms or their estimated productions lines. The capitalized cost of $ 44,968 less accumulated depreciation of $ 15,738 and $ 6,745 at September 30, 2003 and
                  2002, respectively, is included in property and equipment in the accompanying financial statement.

                                                                              $    19,692        $  32,398
                                                                              -----------        ----------

                  Total notes payable and capital leases                          449,692          162,398

                  Less: current maturities                                        309,508           12,706
                                                                              -----------        ----------

                  Notes payable and capital leases after one year             $   140,184        $  149,692
                                                                              ===========        ==========

         Payments for notes payable and capital leases for next five year ending September 30, are as follows:

              TWELVE MONTHS ENDING
              --------------------

                     2004                     $310,877
                     2005                      134,748
                     2006                        4,746
                     2007                        1,978
                     2008                           --
                                              ---------
                                               452,349
         Less: interest on capital leases        2,657
                                              ---------

         TOTAL                                $449,692
         -----                                =========

NOTE 7   OTHER INCOME

         For the years ended September 30, 2003 and 2002 other income consists of the following:

                                                       2003        2002
                                                     --------    --------

         Net gains on foreign currency contracts     $40,695     $33,241

         Miscellaneous income                          8,079      10,592

         Interest income                               2,553         533
                                                     --------    --------

         Totals                                      $51,327     $44,366
                                                     ========    ========

         Miscellaneous income includes the credits from vendors for various immaterial services rendered and other receipts.

NOTE 8   PROVISION FOR INCOME TAXES

         At September 30, provision for income taxes consists of the following:

                                                    2003       2002
                                                    ----       ----

              State income taxes                 $ 8,000    $ 4,090
                                                 ========   ========

NOTE 9   ECONOMIC DEPENDENCY

         During the year ended September 30, 2003 approximately, $7,623,130 (95%) of total 2003 revenues were derived from and $647,041 (95%) of the total accounts receivable at 2003 were due from three customers.

         During the year ended September 30, 2002 approximately, $3,855,294 (89%) of total 2002 revenues were derived from and $357,324 (91%) of the total accounts receivable at 2002 were due from two customers.

         During the year ended September 30, 2003 approximately, $4,279,172 (79%) of total 2003 purchases were made from and $ 230,070 (49%) of the total accounts payable at 2003 were due to two suppliers. During the year ended September 30, 2002 approximately, $2,955,327 (87%) of total 2002 purchases were made from and $676,402 (93%) of the total accounts payable at 2002 were due to two suppliers.

NOTE 10  COMMITMENTS AND CONTINGENCIES

         (A) The Company is obligated under two operating leases for its offices and warehouse in Michigan expiring on June 31, 2004 and July 31, 2004. During the years ended September 30, 2003 and 2002 the Company incurred rent expense of $80,606 and $61,425 respectively.

                  The Company is obligated to pay certain real estate taxes and other expenses under lease terms The future minimum rental payments under these leases consists of the following:

                  TWELVE MONTHS ENDING

                           September 2004                   $ 78,475
                                                            =========

         (B) At September 30, 2003 the Company was contingently liable for foreign exchange future contract for approx. $250,000.

NOTE 11  ACQUISITION AND CAPITAL RESTRUCTURE

         On October 1, 2003, the Company entered into a Purchase Agreement ("Agreement") with Marketing Worldwide Corporation ("MWW") an inactive privately-held shell corporation with no significant assets or operations. In accordance with SFAS No. 141, the Company was the acquiring entity. While the transaction is accounted for using the purchase method of accounting, in substance the Agreement is a recapitalization of the Company's capital structure

         For accounting purposes, the Company has accounted for the transaction as a reverse acquisition and the Company shall be the surviving entity. The total purchase price and carrying value of net assets acquired was $ 2,067,386. From its inception on July 21, 2003 until the date of the Agreement, MWW had no operations and no material assets. The Company did not recognize goodwill or any intangible assets in connection with the transaction.

         Effective with the Agreement, all previously outstanding member interests owned by the Company's members were exchanged for an aggregate of 9,600,000 shares of MWW common stock. The value of the stock that was issued was the historical cost of the MWW's net tangible assets, which did not differ materially from their fair value.

         The accompanying financial statements present the historical financial condition, results of operations and cash flows of the Company prior to the merger with MWW.

                     CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE
                    SIX MONTHS ENDED MARCH 31, 2004 AND 2003

Condensed Consolidated Balance Sheet:
March 31, 2004 (unaudited)

Condensed Consolidated Statements of Income (unaudited):
Six Months Ended March 31, 2004 and 2003

Condensed Consolidated Statements of Stockholder Equity (unaudited):
Six Months Ended March 31, 2004

Condensed Consolidated Statements of Cash Flows (unaudited):
Six Months Ended March 31, 2004 and 2003

Notes to Condensed Consolidated Financial Statements (unaudited):
March 31, 2004

                         MARKETING WORLDWIDE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                   (Unaudited)
                                    March 31,
                                      2004
                                      ----
ASSETS
Current assets:
Cash and cash equivalents                                             $  162,488
Accounts receivable, net                                                 650,497
Inventories                                                            1,055,724
Other current assets                                                      20,812

TOTAL CURRENT ASSETS                                                   1,889,521

Property, plant and equipment, net                                       198,110
Other assets, net                                                          8,688

Totals                                                                $2,096,319
                                                                      ==========

LIABILITIES STOCKHOLDERS EQUITY
Current liabilities:
Notes payable and capital leases - current portion                    $  684,936
Accounts payable                                                         499,950
Notes payable - related parties                                           42,604
Other current liabilities                                                259,888

TOTAL CURRENT LIABILITIES                                              1,487,378
                                                                      ----------

Capital leases - long term portion                                         7,237

TOTAL LIABILITIES                                                      1,494,615
                                                                      ----------

Stockholders equity:
Preferred stock - $0.001 par value, 10,000,000 shares authorized:
shares issued and outstanding - 0                                             --
Common stock - $0.001 per value, 100,000,000 shares authorized:
10,004,000 shares issued and outstanding at March 31, 2004                10,004
Additional paid-in capital                                               402,766
Retained earnings                                                        188,934

TOTAL STOCKHOLDERS EQUITY                                                601,704
                                                                      ----------

Totals                                                                $2,096,319
                                                                      ==========

             See accompanying footnotes to the unaudited condensed
                       consolidated financial statements

                                    MARKETING WORLDWIDE CORPORATION
                              CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                              (UNAUDITED)
                                                                               Six Months Ended
                                                                                 March 31,
                                                                                 ---------

                                                                            2004                2003
                                                                            ----                ----

Sales                                                                 $  3,740,122      $  4,335,110

Cost of sales                                                            2,630,048         3,233,488

Gross profit                                                             1,110,074         1,101,622

Operating Expenses
Selling, general and administrative expenses                               831,034           932,409

Total operating expenses                                                   831,034           932,409

Income from operations                                                     279,040           169,213

Interest expense (income)                                                   19,425            13,781
Other expense (income)                                                     (26,619)          (62,213)

Income before income taxes                                                 286,234           217,645

Provision for income taxes                                                  97,300             8,700

Net Income                                                            $    188,934      $    208,945
                                                                       =============     =============

Income per common share (basic and assuming dilution)                 $       0.02      $        N/A
                                                                       =============     =============

Weighted average common share outstanding                                10,004,000                --
                                                                       =============     =============

        See accompanying footnotes to the unaudited condensed consolidated financial statements

                                                 F-22

                                                  MARKETING WORLDWIDE CORPORATION
                                     CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                            (UNAUDITED)

                                            Preferred               Common     Additional                               Total
                                  Preferred  Stock    Common        Stock       Paid-in     Retained     Members'     Stockholders'
                                    Shares   Amount   Shares        Amount      Capital     Earnings     Capital         Equity
                                    ------   ------   ------        ------      -------     --------     -------         ------
Balance at September 30, 2003       $  --     --    $       --     $     --      $    --     $     --    $ 502,570    $ 502,570

Reclass of membership interest to
notes payable - related parties
in October 2003                        --     --            --           --           --           --     (100,000)    (100,000)

Shares issued for cash and shares of
another entity                         --     --       400,000          400        3,800           --           --        4,200

Shares issued in connection with
acquisition of Marketing Worldwide
LLC valued at $0.04 per share          --     --     9,600,000        9,600      392,970           --     (402,570)          --

Shares issued for cash valued
at $1.50 per share                     --     --         4,000            4        5,996           --           --        6,000

Net income                             --     --            --           --           --      188,934           --       188,934
                                    ------  -----  ------------   ----------   ----------   ----------   ----------   -----------

Balance at March 31, 2004              --   $ --     10,004,00    $  10,004    $ 402,766    $ 188,934    $     --     $  601,704
                                    ======  =====  ============   ==========   ==========   ==========   ==========   ===========

                      See accompanying footnotes to the unaudited condensed consolidated financial statements

                                                                F-23

                         MARKETING WORLDWIDE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                          Six Months Ended
                                                              March 31,
                                                          2004         2003
                                                       ----------   ----------

Cash flows from operating activities:

Net cash (used in) provided by operating activities     $(59,890)   $ 122,348
                                                       ----------   ----------

Net cash provided by (used in) investing activities       17,809      (71,329)
                                                       ----------   ----------

Net cash (used in) provided by financing activities      (20,248)      45,816
                                                       ----------   ----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS     (62,329)      96,835

Cash and cash equivalents at the beginning of period     224,817      138,554

Cash and cash equivalents at the end of period         $ 162,488    $ 235,389
                                                       ==========   ==========

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Membership interest converted to notes
payable to related parties                             $ 100,000    $      --
                                                       ==========   ==========

Supplemental Disclosures of Cash Flow Information:

Interest paid in cash                                  $  19,848    $  12,570
                                                       ==========   ==========

Taxes paid in cash                                     $      --    $      --
                                                       ==========   ==========

              See accompanying footnotes to the unaudited condensed
                        consolidated financial statements

                         MARKETING WORLDWIDE CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2004
                                   (UNAUDITED)

NOTE A   - SUMMARY OF ACCOUNTING POLICIES

GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of SEC Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Accordingly, the results from operations for the six-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended September 31, 2004. The unaudited consolidated financial statements should be read in conjunction with the September 30, 2003 financial statements and footnotes thereto included in the Company's SEC Form 10-SB, as amended.

BASIS OF PRESENTATION

Marketing Worldwide Corporation (the "Company", "Registrant" or "MWW"), is incorporated under the laws of the State of Delaware. The Company is engaged, through its wholly-owned subsidiary, Marketing Worldwide LLC ("MWWLLC"), in the design, import and distribution of automotive accessories for motor vehicles in the automotive aftermarket industry.

The consolidated financial statements include the accounts of the Registrant and its wholly-owned subsidiary, marketing Worldwide LLC. All significant inter-company transactions and balances have been eliminated in consolidation.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary charge to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the quarter ended September 30, 2003. The Company has no awards of stock-based employee compensation outstanding at March 31, 2004 and 2003.

NEW ACCOUNTING PRONOUNCEMENTS

On December 17, 2003, the SEC staff released Staff Accounting Bulletin (SAB) No. 104, REVENUE RECOGNITION. The staff updated and revised the existing revenue recognition in Topic 13, REVENUE RECOGNITION, to make its interpretive guidance consistent with current accounting guidance, principally EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Also, SAB 104 incorporates portions of the REVENUE RECOGNITION IN FINANCIAL STATEMENTS - FREQUENTLY ASKED QUESTIONS AND ANSWERS document that the SEC staff considered relevant and rescinds the remainder. The company's revenue recognition policies are consistent with this guidance; therefore, this guidance did not have an immediate impact on the company's financial statements.

NOTE B   - ACQUISITION AND CAPITAL RESTRUCTURE

In October , 2003, the MWWLLC entered into a Purchase Agreement ("Agreement") with the Company an inactive privately-held corporation with no significant assets or operations. In accordance with SFAS No. 141, the MWWLLC was the acquiring entity. While the transaction is accounted for using the purchase method of accounting, in substance the Agreement is a recapitalization of the MWWLLC's capital structure.

For accounting purposes, MWWLLC has accounted for the transaction as a reverse acquisition and MWWLLC shall be the surviving entity. MWWLLC did not recognize goodwill or any intangible assets in connection with the transaction.

Effective with the Agreement, all previously outstanding membership interests owned by MWWLLC's members were exchanged for an aggregate of 9,600,000 shares of the Company's common stock . The value of the stock that was issued was the historical cost of the Company's net tangible assets, which did not differ materially from their fair value.

Effective with the Agreement, MWWLLC became a wholly-owned subsidiary of the Company

The accompanying financial statements present the historical financial condition, results of operations and cash flows of MWWLLC prior to the merger with the Company.

NOTE C   - CAPITAL STOCK

The Company is authorized to issue 110,000,000 shares of which stock 100,000,000 shares of par value of $.001 each shall be common stock and of which 10,000,000 shares of par value of $.001 each shall be preferred stock. As of March 31, 2004, the Company has issued and outstanding 10,004,000 shares of common stock. As of March 31, 2004, the Company has no issued and outstanding shares of preferred stock.

In July 2003, the Company issued 400,000 shares of its $.001 par value common stock to in exchange for $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc.. The shares of F10 Oil & Gas Properties, Inc. were valued at $1, which approximates the fair value of the common stock

In October 2003, the Company issued 9,600,000 shares of its $.001 par value common stock in connection with restructure of the Company acquisition of 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company. (See note B)

In October 2003, the Company issued 4,000 shares of its $.001 par value common stock and a Common Stock Purchase Warrant to acquire up to 1,000,000 shares of its $.001 par value common stock in exchange for $6,000. The Warrant allows the holder to exercise $.50 per share any time at before December 31, 2008.

NOTE D   - STOCK OPTIONS AND WARRANTS

The following table summarizes the changes in options and warrants outstanding and the related prices for the shares of the Company's common stock at March 31, 2004:

                                                                      Options and
            Options and Warrants Outstanding                      Warrants Exercisable

                           Weighted Average        Weighed                          Weighted
 Exercise     Number     Remaining Contractual     Average          Number          Average
  Prices    Outstanding     Life (Years)        Exercise Price   Exercisable    Exercise Price
 --------   -----------   ---------------       --------------   -----------    --------------

  $0.50      1,000,000         4.76                 $0.50         1,000,000            $0.50
   1.00        250,000         4.76                  1.00           250,000             1.00
   ----      ---------         ----                  ----         ---------             ----

             1,250,000         4.76                 $0.60         1,250,000            $0.60
             =========         ====                 =====         =========            =====

Transactions involving options issued to non-employees are summarized as follows:

                                                        Weighted Average
                                  Number of Shares      Price Per Share

Outstanding at October 1, 2003       250,000                 1.00
             Granted               1,000,000                 0.50
             Exercised                    --                   --
             Canceled or expired          --                   --
             -------------------   ----------            ---------

Outstanding at March 31, 2004      1,250,000             $   0.60
                                   ==========            =========

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

Exhibits                                                                Page No.
--------                                                                --------

(3)(i)    Certificate of Incorporation *
(3)(ii)   Bylaws *
(4)(1)    Form of Common Stock Certificate *
(4)(2)    Common Stock Purchase Warrant with Wendover Investments Limited *
(4)(3)    Stock Option Agreement with Richard O. Weed *
(10)(1)   Consulting Agreement with Rainer Poertner *
(10)(2)   Fee Agreement with Weed & Co. LLP *
(10)(3)   Purchase Agreement MWW and MWWLLC *
(10)(4)   Amendment to Purchase Agreement between MWW and MWWLLC
(10)(5)   Employment Agreement with CEO Michael Winzkowski
(10)(6)   Employment Agreement with COO/CFO James Marvin
(21)      Subsidiaries of Registrant *

         * previously filed on February 11, 2004 as part of the Registration Statement on Form 10-SB12G of Marketing Worldwide Corporation SEC File 0-50586 Accession Number 1019687-4-279

                                   SIGNATURES

         In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MARKETING WORLDWIDE CORPORATION

Date: August 10, 2004

                                       By: /s/ Michael Winzkowski
                                       --------------------------
                                       Name: Michael Winzkowski
                                       Title: Director, President and Secretary

Date: August 10, 2004

                                       By: /s/ James C. Marvin
                                       -----------------------
                                       Name: James C. Marvin
                                       Title: Director & Chief Financial Officer

Exhibits

(10)(4)   Amendment to Purchase Agreement between MWW and MWWLLC
(10)(5)   Employment Agreement with CEO Michael Winzkowski
(10)(6)   Employment Agreement with COO/CFO James Marvin